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Minority-ownedWomen-ledVegan Options
My Mamas Vegan

Vegetarian / Vegan Restaurant

2915 Greenmount Ave
Baltimore, MD 21218
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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THE PITCH
My Mamas Vegan is seeking investment to remodel kitchen to expand production and convert the back lot into outdoor seating and an urban oasis and garden space for the local community.
Generating RevenueRenovating LocationExpanding Location
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

My Mamas Vegan is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

My Mamas Vegan Ultimate Invest $500 or more to qualify. 10 of 10 remaining

You will receive a $50 credit which can be used for an instore purchase or online purchase. The credit never expires and is good for everything My Mamas Vegan including but not limited to carry out, frozen meals, condiments, apparel , homegoods and wellness products.

My Mamas Vegan Delight Invest $1,000 or more to qualify. 10 of 10 remaining

Receive a $150 credit to be used for any instore and online purchase for My Mamas Vegan, including but not limited to carry out, frozen meals, condiments, apparel , home goods and wellness products.

OUR STORY

Hello, my name is Debonette and I am the owner and operator of My Mamas Vegan carryout located at 2915 Greenmount Ave in Baltimore City. We love the community which we serve which is why we decided we needed to DO MORE and BE MORE in BMORE!

We are 100 % black and women owned
I started this business out of my kitchen in 2018
In 2019 we moved into a shared kitchen location with me being the only employee and, 8 months later, secured our own location
This past November marked 1 year anniversary at our current location having grown from just myself to 7 amazing employees
OUR ACCOMPLISHMENTS

We have accomplished a lot during our short tenure. Despite opening just prior to the pandemic we were able to pull of some amazing things and support our community.

Fed frontline essential/first responders during the early stages of the pandemic
Fed local students and families in need at no costs during pandemic and will still feed anyone in need
Hired youth for summer employment, developing work ethic and personal accountability
Paid our staff livable wages and are happy to announce that we added Paid Time Off to our employees for 2022

Hosted a monthly market at our restaurant for other small vegan businesses to use our platform to showcase their products to our customer base and the community

Acquired outdoor seating for the front of our establishment allowing our guests to sit and enjoy our food while taking in the vibe and the energy of our space and community

Awarded the Baltimore Readers Choice Best Vegan Restaurant in Baltimore City

THE OPPORTUNITY: RENOVATE & EXPAND KITCHEN

We have two areas which we would like to scale and grow our business. The first part is having our kitchen remodeled and purchasing the equipment that will allow us to scale and grow.

Allows us to have an array of products available for purchase for our customers to be able to enjoy at home

Will be able to produce and sell our own line of bottled condiments and sauces

Expand our grab and go selection and provide a small market place for pickup and delivery

There are only two markets in the city that serve vegan groceries and only Whole Foods offers same day delivery. We will fill that void and increase the number of options available for our community to enjoy at home.

THE OPPORTUNITY: OUTDOOR SEATING AND URBAN OASIS

The second opportunity surrounds the lot attached to the back of our building. After seeing the impact our monthly market and outdoor seating, I decided that I need to act upon my vision for creating an outdoor seating oasis with an urban garden, with hopes of opening in the Spring of 2022.

The urban garden will be for the community and they will have access to free vegetables.

Access to free classes on how to prepare spring/ summer fun eats from vegetables as a way of introducing healthy alternatives to the community.

The outdoor seating oasis will be for everyone whether they come from around the corner, other parts of MD, or out of state, anyone can come and visit and enjoy

The community is welcome to sit and enjoy each other's company, music , arts , events and culture.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Debonette Wyatt

Owner

Meet me Debonette a mother, wife and 100% owner of My Mamas Vegan located in Baltimore, Maryland.

In 2018 when I walked into my previous employer and turned in my resignation. Who knew that after a year of opening my own location that we would be named The Best Vegan Restaurant In the City Of Baltimore by the cities largest news paper The Baltimore Sun.

The career I once loved was no longer my purpose. When I first started I was a young single mother with two children so, my goals were so different. I wanted to be the best and I wanted to win. My ability to create winning teams , create sales strategies and most importantly caring about people was always my recipe for success.

I moved from Philadelphia to Silver Spring, MD in 2005 by way of a promotion from Ulta Salon & Cosmetics as a general manager to open the first retail location in the state of Maryland. Understand this when I started in the cosmetic industry I worked behind the counter Part time making $8.50 an hour. I was promoted to full time making $11.00 an hour. I soon was promoted to move to Philadelphia making $13.50 an hour with 2 children. In 6 years I worked and learned as much as I could and received a relocation package to Silver Spring, Maryland.

So, why leave an industry where I had over 25 years of experience in retail, customer service , creating winning sales strategies and executive leadership? Not to mention my children were now grown. At this stage in my life I was married and the youngest daughter was 4. All I kept hearing in my head was Freedom. I was having these conversations with myself like how long are you going to keep making people millions of dollars and you have to ask for days off or a vacation? How long?

Walking into that office in August of 2018 gave me my joy back and allows me to do what I love to do and that is being for the people.

My Mamas Vegan has given me the ability to be about something bigger than myself. It has given me the opportunity to be about healing the community. Providing healthier options and creating awareness about the benefits of living a healthier lifestyle. Our monthly outdoor market allows other small local businesses the use of our platform as well as brings awareness to various vegan brands, We provide samples , cooking demos take place. live music , food good vibes. We also host food and toy drives for those who live directly in our community. Our Xmas drive was so amazing to see the kids walk down the street home with toys was the best feeling in the world.

I believe we have an obligation to the community which we serve.

I thank you for taking the time to get to know me.

Professional Career

Macys - Cosmetic Exectutive

Ulta Salon & Cosmetics - General Manager

Loft- Operations Manager

PRESS
Waverly's Greenmount Avenue gets a vegan kitchen

Local funding is helping the revitalization of Baltimore's Waverly neighborhood, including My Mama's Vegan restaurant.

This is a preview. It will become public when you start accepting investment.
Reviews

"Just tried MMV for the first time and I'm in love! The fried chicken sandwich was phenomenal. Best I've ever had, and onion rings were perfection. I will be regularly visiting this gem from now on."- Lisa Landsman

"Fantastic! Carry out highly recommend!" - Nancy Poznak

"Best vegan soul food I've ever had. I've loved everything I've ever ordered, but I have to give a special shout out to the Hawaiian Girl chickun sandwich because I can't seem to stop craving it. Everyone working here has been so nice too. Highly recommend!"- Sammy Kaak

"This is some of the best vegan comfort food I've ever had!!!! Been a few times and literally never disappointed! Get your butts over there and support a truly delicious restaurant !!" - Josephine Olivia Herbst

HUNGRY BLACK MAN VISITS MY MAMA'S VEGAN
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My Mama's Vegan has delicious vegan burgers 🍔 and whole lotta delicious vegan entrees Mama's Vegan 443-388-8189 2915 Greenmount Ave

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
CHRISTMAS TOY DRIVE
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Renovation $14,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $560,000 $616,000 $659,120 $692,076 $712,838
Cost of Goods Sold $300,000 $330,000 $353,100 $370,755 $381,877
Gross Profit $260,000 $286,000 $306,020 $321,321 $330,961

EXPENSES

Rent $24,000 $24,600 $25,215 $25,845 $26,491
Utilities $1,700 $1,742 $1,785 $1,829 $1,874
Salaries $90,000 $99,000 $105,930 $111,226 $114,562
Insurance $900 $922 $945 $968 $992
Equipment Lease $6,000 $6,150 $6,303 $6,460 $6,621
Repairs & Maintenance $3,000 $3,075 $3,151 $3,229 $3,309

Legal & Professional Fees $480 $492 $504 $516 $528

Operating Profit $133,920 $150,019 $162,187 $171,248 $176,584

This information is provided by My Mamas Vegan. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $15,000

Maximum Raise $40,000

Amount Invested $0

Investors 0

Investment Round Ends March 18th, 2022

Summary of Terms

Legal Business Name James Holdings LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

2×

Investment Multiple 1.6×

Business's Revenue Share 1.5%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2026

Financial Condition

Historical milestones

My Mamas Vegan has been operating since March, 2020 as a ghost kitchen and has since achieved the following milestones:

Opened own physical location in Baltimore, Maryland December 2020.

Achieved revenue of $261,213 in 2020, which then grew to $320,842 in 2021.

Delivery app revenue in 2020 $40,000 2021 delivery revenue is $100,00 (includes doordash, uber eats and grub hub).

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of My Mamas Vegan, we have had the following material changes and trends:

Increase in costs relating to supplies.

Purchased equipment for kitchen.

Took out a loan for [4500] to purchase reach in fridge, beverage fridge and under counter fridge..

Other challenges

My Mamas Vegan has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Staff (raised pay)

cost of supplies

carry out (added small tables and chairs when weather permits,)

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of My Mamas Vegan to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

My Mamas Vegan operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. My Mamas Vegan competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from My Mamas Vegan's core business or the inability to compete successfully against the with other competitors could negatively affect My Mamas Vegan's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in My Mamas Vegan's management or vote on and/or influence any managerial decisions regarding My Mamas Vegan. Furthermore, if the founders or other key personnel of My Mamas Vegan were to leave My Mamas Vegan or become unable to work, My Mamas Vegan (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which My Mamas Vegan and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, My Mamas Vegan is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

My Mamas Vegan might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If My Mamas Vegan is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt My Mamas Vegan

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect My Mamas Vegan's financial performance or ability to continue to operate. In the event My Mamas Vegan ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither My Mamas Vegan nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

My Mamas Vegan will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and My Mamas Vegan is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although My Mamas Vegan will carry some insurance, My Mamas Vegan may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, My Mamas Vegan could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect My Mamas Vegan's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of My Mamas Vegan's management will coincide: you both want My Mamas Vegan to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want My Mamas Vegan to act conservative to make sure they are best equipped to repay the Note obligations, while My Mamas Vegan might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If My Mamas Vegan needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with My Mamas Vegan or management), which is responsible for monitoring My Mamas Vegan's compliance with the law. My Mamas Vegan will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if My Mamas Vegan is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if My Mamas Vegan fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of My Mamas Vegan, and the revenue of My Mamas Vegan can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of My Mamas Vegan to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by My Mamas Vegan. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
My Mamas Vegan isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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